FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Notice of Special Meeting of Shareholders and Proxy Statement of Ultrapetrol (Bahamas) Limited (the “Company”) for a Special Meeting of Shareholders to be held on July 2, 2012.  Attached as Exhibit 2 is the Proxy Form for the Special Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: June 8, 2012

Exhibit 1

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS
ULTRAPETROL (BAHAMAS) LIMITED
c/o H & J Corporate Services Ltd.
P.O. Box SS-19084
Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas

TIME & DATE:	9:30 AM, Monday, 2 July, 2012.
PLACE:	H&J Corporate Services Limited, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas.
ITEMS OF BUSINESS:
(1)      To announce the results of the examination of proxies; declare a quorum present and proceed to business;

(2)      To consider and if thought fit approve a resolution authorizing an amendment to Clause 6 of the Second Amended and Restated Memorandum of Association which is intended to increase the authorised share capital from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock with a par value of US$0.01 per share to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock with a par value of US$0.01 per share. A draft of the proposed resolution is set out below for your ease of reference:-

Resolution to approve the proposed amendment to Clause 6 of the Second Amended and Restated Memorandum of Association as follows:-

"RESOLVED that the authorised capital of the Company be increased from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock with a par value of US$0.01 per share to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock with a par value of US$0.01 per share and as a consequence thereof the Second Amended and Restated Memorandum of Association be amended by the deletion of Clause 6 in its entirety and the substitution therefor of the following new Clause:-

6.        The authorised capital of the Company is US$2,500,000.00 consisting of two hundred and fifty million shares (250,000,000) shares of common stock with a par value of US$0.01 per share (the "Common Stock")."

(3)  To consider and if thought fit approve a resolution authorizing the adoption by the Company of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association, drafts of which are annexed to the Proxy Statement as Exhibits 1 and 2 respectively. Drafts of the proposed resolutions are set out below for your ease of reference.

Resolution to approve the adoption by the Company of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association as follows:

"RESOLVED that the Second Amended and Restated Memorandum of Association of the Company be, and the same is hereby, amended and replaced by the form of Third Amended and Restated Memorandum of Association, a copy whereof is attached hereto, and that the Fifth Amended and Restated Articles of Association of the Company be, and the same is hereby, amended and replaced by the form of Sixth Amended and Restated Articles of Association, a copy whereof is attached hereto. Any director or officer of the Company be and is hereby authorised to issue a Certificate under the seal of the Company as to the foregoing resolutions and to submit the same to the Registrar for registration."

(4)      To transact such other business as may properly come before the meeting and any adjournment thereof.

RECORD DATE:	Holders of 30,011,628 issued and fully paid common shares of the Company of record at the close of business on 11 May, 2012 are entitled to vote at the meeting.

PROXY VOTING:
It is important that your shares be represented and voted at the meeting. You can vote your shares by appearing in person or by completing and returning the proxy form enclosed in the envelope provided for that purpose. Proxies must be received at the office of H&J Corporate Services Limited, the Registered Agent, at least 24 hours prior to the Meeting. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

8 June, 2012	By order of the Board of Directors: /s/ Leonard J. Hoskinson
Leonard J. Hoskinson, Secretary

ULTRAPETROL (BAHAMAS) LIMITED
Registered Office: c/o H & J Corporate Services Ltd.
P.O. Box SS-19084
Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, The Bahamas

PROXY STATEMENT

We are providing these proxy materials in connection with the solicitation, by the Board of Directors of Ultrapetrol (Bahamas) Limited, a company incorporated under the International Business Companies Act, 2000 of The Bahamas, of proxies to be voted at the Special Meeting of Shareholders to be held on Monday, 2 July, 2012 and at any meeting following adjournment thereof.

Shareholders are advised that no shareholder proposal has been filed. Further no action is proposed by the Board of Directors, which would create the possibility of a "dissenting shareholder" under Section 83 of the International Business Companies Act, 2000. The Board of Directors is also not aware of any solicitation of proxies by a person or group adverse to present management of this Company.

You are cordially invited to attend the Special Meeting of Shareholders on Monday, 2 July, 2012, beginning at 9:30 a.m. Shareholders will be admitted beginning at 9:00 a.m. The meeting will be held at the offices of H&J Corporate Services Limited, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, N.P., The Bahamas.

We are mailing this proxy statement, accompanying forms of proxy and voting instructions on 8 June, 2012, to holders of record of the Company's ordinary shares as at the close of business on 11 May, 2012.

PROXIES AND VOTING PROCEDURES

Because many shareholders cannot attend the meeting in person, it is necessary that a large number be represented by proxy.

The Board of Directors and the management of the Company do not contemplate the solicitation of proxies otherwise than by mail. The total amount estimated to be spent by the Company in connection with this solicitation of proxies is $5,000.00.

Proxy Submission

A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated by the directors as proxy holders in the accompanying form of proxy, to represent the shareholder at the meeting by striking out the names of the persons so designated and inserting the name of the chosen proxy holder in the blank space provided for that purpose in the form of proxy, or by completing and signing another proper form of proxy. A proxy must be in writing and must be executed by the shareholder or by an attorney authorized in writing. The proxy must arrive by courier, mail or be delivered by hand to the offices of H&J Corporate Services Limited, Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas no later than 24 hours in advance of the time appointed for the holding of the meeting.

Revocation of Proxy

A shareholder who executes and returns the accompanying form of proxy may revoke it by an instrument in writing executed by such shareholder or attorney authorized in writing and deposited at the offices of H&J Corporate Services Ltd., at any time up to and including the last business day preceding the day of the meeting, or with the Chairman of the meeting on the day of the meeting prior to the commencement thereof, or in any other manner permitted by law.

Voting by Proxy

All shares entitled to vote and represented by properly completed proxies received prior to the meeting and not revoked will be voted at the meeting as specified by the shareholder. If you do not indicate how your shares should be voted on a matter included in the proxy form, the shares represented by your properly completed proxy will be voted in the affirmative for each proposal. Where the proxy confers discretionary authority as to any matters that may properly come before the Meeting or any adjournments thereof, the shares represented by this proxy will be voted as the Board of Directors recommend.

If any other matters are properly presented at the special meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the meeting.

SHAREHOLDERS ENTITLED TO VOTE AND VOTING SECURITIES

Shareholders at the close of business on the record date are entitled to notice of and to vote at the Special Meeting of Shareholders.

On 11 May, 2012, there were 30,011,628 shares of Common Stock of par value $0.01 each issued and outstanding. Each share is entitled to one vote on each matter properly brought before the meeting, save for shares held by the Named Shareholders, (as such term is defined in the Second Amended and Restated Memorandum of Association), which are entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company's initial public offering in 2006 or thereafter acquired by one Named Shareholder from another Named Shareholder.

At the close of business on 11 May, 2012, Inversiones Los Avellanos S.A. held 4,735,517 shares which represent 15.78 percent of the Company's issued shares of Common Stock and Hazels (Bahamas) Investments Inc. held 3,128,568 shares which represent 10.42 percent of the Company's issued shares of Common Stock. Also as of 31 March, 2012, Fidelity Management & Research Company held 4,789,465 shares representing 15.96 per cent of the Company's issued shares of Common Stock and Templeton Asset Management Ltd. held 4,529,824 shares representing 15.09 percent of the Company's issued shares of Common Stock. There are no other shareholders who own 10 percent or more of the Company's issued ordinary shares of Common Stock.

QUORUM AND REQUIRED VOTE

The presence, in person or by proxy, of shareholders of record holding or representing at least a majority of the votes of the shares issued and outstanding and entitled to vote at the meeting is necessary to constitute a quorum at the meeting. Abstentions are counted as present and entitled to vote for the purpose of determining a quorum.

Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (being Named Shareholders) are the majority shareholders of the Company together owning 7,864,085 shares which represent 70.97 per cent of the voting rights of the Company. As Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. will be represented at the meeting, the matter of constituting a quorum will not be an issue.

The affirmative vote of the holders of a majority of the votes of the issued and outstanding shares present in person or represented by proxy and entitled to vote is required to pass the resolutions. Abstentions are not counted for the purpose of determining an affirmative vote.

PROPOSALS

1.           Approval of a resolution authorizing an amendment to Clause 6 of the Second Amended and Restated Memorandum of Association.

2.           Approval of a resolution to adopt the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

INTRODUCTION

The Company seeks to increase the Company's authorised capital stock and to modernize its Memorandum of Association and Articles of Association to better fit the Company's current operations. The Board of Directors hereby submits to the shareholders (1) a resolution authorizing an amendment to Clause 6 of the Second Amended and Restated Memorandum of Association which is intended to increase the authorised share capital from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock with a par value of US$0.01 per share to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock with a par value of US$0.01 per share and (2) a proposal to approve and adopt in full the Third Amended and Restated Memorandum of Association attached hereto as Exhibit 1 and the Sixth Amended and Restated Articles of Association attached hereto as Exhibit 2. You should make reference to Exhibit 1 when reading through the discussion of the proposed amendments to the Memorandum of Association and Exhibit 2 when reading through the discussion of the proposed amendments to the Articles of Association.

RESOLUTIONS OF THE MEETING & EXPLANATORY NOTES

(1)	To announce the results of the examination of proxies; declare a quorum present and proceed to business;

(2)
To consider and, if thought fit, approve a resolution authorizing an amendment to Clause 6 of the Second Amended and Restated Memorandum of Association which is intended to increase the authorised share capital from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock with a par value of US$0.01 per share to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock with a par value of US$0.01 per share. A draft of the proposed resolution is set out below for your ease of reference:-

Resolution to approve the proposed amendment to Clause 6 of the Second Amended and Restated Memorandum of Association as follows:-

"RESOLVED that the authorised capital of the Company be increased from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock with a par value of US$0.01 per share to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock with a par value of US$0.01 per share and as a consequence thereof the Second Amended and Restated Memorandum of Association be amended by the deletion of Clause 6 in its entirety and the substitution therefor of the following new Clause:-

6.    The authorised capital of the Company is US$2,500,000.00 consisting of two hundred and fifty million shares (250,000,000) shares of common stock with a par value of US$0.01 per share (the "Common Stock")."

(3)
To consider and, if thought fit, approve a resolution authorizing the adoption by the Company of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association, drafts of which are annexed hereto as Exhibits 1 and 2 respectively. Drafts of the proposed resolutions are set out below for your ease of reference:-

Resolution to approve the adoption by the Company of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association as follows:

"RESOLVED that the Second Amended and Restated Memorandum of Association of the Company be, and the same is hereby, amended and replaced by the form of Third Amended and Restated Memorandum of Association, a copy whereof is attached hereto, and that the Fifth Amended and Restated Articles of Association of the Company be, and the same is hereby, amended and replaced by the form of Sixth Amended and Restated Articles of Association, a copy whereof is attached hereto. Any director or officer of the Company be and is hereby authorised to issue a Certificate under the seal of the Company as to the foregoing resolutions and to submit the same to the Registrar for registration."

DISCUSSION OF PROPOSALS AND SUMMARY OF CERTAIN KEY PROVISIONS OF THE THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION AND SIXTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Please read carefully the following discussion of some of the likely implications of approving the Proposals. This discussion is not exhaustive and focuses only on the material revisions made to the Second Amended and Restated Memorandum of Association (the "Old Memorandum of Association") and Fifth Amended and Restated Articles of Association (the "Old Articles").

Increase in Authorised Capital. If Proposal 1 is approved and adopted, it will increase the authorised capital from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock, which will enable the Company to issue a significant number of additional shares of common stock at any time thereafter. Such an issuance could significantly increase the amount of issued and outstanding shares of the Company.

Shares Can Be Issued By The Board Without Prior Shareholder Approval. If the Sixth Amended and Restated Articles of Association (the "New Articles") are approved and adopted, the Company's Board of Directors will have the power to cause the Company to issue shares of capital stock without the vote, approval or consent of shareholders, up to the amount of the Company's authorized share capital, in connection with any offer, sale or issuance of any of the Company's equity securities or securities convertible into or exchangeable for any of its equity securities. The Company refers to any such transaction herein as an "Equity Offering". Any Equity Offering would likely have a dilutive effect on existing shareholders that do not receive shares in such Equity Offering, and also would likely decrease the relative voting power of existing shareholders. You should be aware that the Board of Directors and management evaluate the industry and the capital markets as a matter of course and engage in discussion concerning potential Equity Offerings and other potential transactions from time to time. If the New Articles are approved and adopted, the Company may conduct an Equity Offering or other transaction at any time, without any prior notice to, or any vote or consent of, shareholders.

In addition, the Company intends to rely on an exemption available to it as a foreign private issuer from certain of the corporate governance requirements of NASDAQ, including the requirement that any issuance in a non-public offering of common stock equal to 20% or more of the Company's outstanding common stock be approved by shareholders. This means that if the New Articles are approved and adopted, the Board of Directors will be able to cause the Company to issue shares of common stock equal to 20% or more of the Company's then-outstanding common stock in a non-public offering without any prior notice to, or vote or consent of, shareholders.

The Board of Directors also may approve Equity Offerings that are offered to certain members of the Board of Directors and management, and/or affiliates of any of them, but that are not offered to any of other shareholders. In such cases, those members of the Board of Directors and management will likely have conflicts of interest as between their own interests and the interests of other shareholders. Both the Old Articles and the New Articles provide that (i) any such transactions must be approved by a majority of the independent directors of the Company and (ii) that prior to such approval, the Company shall obtain a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company. While the Old Articles provide that if such transaction required shareholder approval, such transaction must be approved by a majority vote of those shareholders entitled to vote that are not interested parties to such transaction, the New Articles will not have this requirement.

The Board of Directors May Increase Authorised Capital. If the Third Amended and Restated Memorandum of Association and the New Articles are approved and adopted the Company may, by resolution of its Board of Directors or shareholders, amend its Memorandum of Association to increase or reduce its authorised capital, including the dividing and combining of shares among other actions. In the Old Memorandum of Association, such dividing and combining of shares could be undertaken by the Company only upon resolution by the shareholders.

Notice of Meetings. If the New Articles are approved and adopted, shareholders may receive notice of a meeting not less than 7 days prior to the date of any meeting. The Old Articles provide that shareholders are entitled to notice of a meeting at least 15 days prior to the meeting.

Election of Directors. If the New Articles are approved and adopted, directors may also elect additional directors, up to the maximum permitted number of directors. Under the Old Articles, directors were only able to fill any vacancies on the board of directors.

If the New Articles are approved and adopted, a director will not be required to vacate his office under certain circumstances. Under the Old Articles, a director is required to vacate his office if he becomes bankrupt or makes any arrangement or composition with his creditors generally, or becomes of unsound mind or of such infirm health as to be incapable of managing his or her affairs. The New Articles do not contain such a provision.

Dividends. The New Articles enumerate in greater detail than the Old Articles the Board of Directors' powers and possible actions with respect to declaration and payment of dividends.

Mandatory Arbitration. The New Articles provide that any disputes between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand with respect to the New Articles or The International Business Companies Act 2000 of the Bahamas must be referred to arbitration to be conducted in accordance with the Arbitration Act, 2009 of the Bahamas. This means that if the New Articles are approved and adopted, you may not be able to bring any dispute as described above that you may have in court but may need to submit such dispute to arbitration. The Old Articles did not contain such a provision.

Distribution Upon Winding Up or Dissolution of the Company. If the New Articles are approved and adopted, in the event of a liquidation of the Company the Liquidator may, with the authority of a resolution of shareholders, divide the assets of the Company among the shareholders and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders. In the Old Articles, upon liquidation, dissolution or winding up of the Company, the net proceeds were to be distributed among the common stock holders pro rata to their respective percentage ownership of such common stock as of such liquidation, dissolution or winding up.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE AND PROPOSAL TWO. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH APPROVAL OF THE PROPOSALS UNLESS A CONTRARY VOTE IS INDICATED.

CORPORATE GOVERNANCE

Duties of the Board

The Board of Directors of the Company has the obligation to oversee the conduct of the business of the Company and to supervise senior management that is responsible for the day-to-day conduct of the business. Any responsibility that is not delegated to a committee of the Board or senior management remains with the full Board.

The Board of Directors deals with all matters that materially impact the Company. The determination as to whether Board approval needs to be sought on a particular matter is the responsibility of the President and the Chief Executive Officer of the Company.

Composition of the Board of Directors

The Board of Directors of the Company is presently comprised of six (6) members. Of the six (6) members, three (3) members are not executives of the Company.

Committees of the Board of Directors

The Board of Directors has delegated certain of its responsibilities to Committees of the Board. Such Committees are generally responsible for reviewing matters specified in their mandates and making recommendation to the Board, which retains ultimate decision-making authority. The Board of Directors has constituted the Audit Committee.

The Audit Committee, is comprised of a Director who is neither an officer nor an employee of the Company or any of its subsidiaries, and is responsible for the oversight of the financial reporting and internal controls of the Company, which includes the review and evaluation of the appropriate accounting principles and practices to be observed in the preparation of the accounts of the Company and its subsidiaries. The Audit Committee is responsible for the initial review of the Company's annual audited consolidated financial statements prior to consideration thereof by the Board of Directors. It approves the scope of the audit activities proposed each year to be conducted by the independent Auditors. It also recommends the appointment and approves the terms of engagement of the independent Auditors.

The Audit Committee has responsibility for reviewing practices and procedures with a view to ensuring compliance with reporting and disclosure requirements of applicable securities laws related to financial performance and material undertakings and activities of the Company and its subsidiaries. The Audit Committee also has initial responsibility for reviewing, when appropriate, public disclosure documents containing material financial information, including registration statements and prospectuses pertaining to the issuance of securities in the Company prior to their submission to the Board of Directors. The Chairman of this Committee is George Wood.

SHAREHOLDER FEEDBACK AND COMMUNICATION

The Company's communications policy is reviewed by the Board of Directors of the Company periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner. The Company communicates regularly with its shareholders through press releases, conference calls and annual and quarterly reports. At the Company's shareholders' meetings, a full opportunity is afforded to permit shareholders to ask questions concerning the Company's activities. Investor and shareholder concerns are addressed on an on-going basis through the office of the Corporate Secretary.

OTHER BUSINESS

The Board of Directors of the Company knows of no matters to come before the meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matters, which are not known to the Board of Directors of the Company, should properly come before the meeting, forms of proxy given pursuant to this solicitation by the Board of Directors of the Company will be voted on such matters in accordance with the best judgment of the person voting the proxy.

DIRECTORS' APPROVAL AND CERTIFICATE

The contents and the sending of this Proxy Statement and Proxy Form have been approved by the Board of Directors of the Company. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated on this 8th day of June, 2012.

/s/ Leonard J. Hoskinson
Leonard J. Hoskinson
Secretary

Exhibit 1

(Form of Third Amended and Restated Memorandum of Association)

Exhibit 1
COMMONWEALTH OF THE BAHAMAS

New Providence

Company under the

International Business Companies Act 2000

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THIRD AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

AND

SIXTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

-----------------------------------------------------------------

Incorporated the 23rd day of December, 1997
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COMMONWEALTH OF THE BAHAMAS

THE INTERNATIONAL BUSINESS COMPANIES ACT 2000

THIRD AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

NAME

1.           The name of the Company is ULTRAPETROL (BAHAMAS) LIMITED

REGISTERED OFFICE

2.
The Registered Office of the Company will be at Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas, the postal address of which is P.O. Box SS-19084, Nassau, New Providence, Bahamas.

REGISTERED AGENT

3.             The Registered Agent of the Company will be H & J Corporate Services Ltd., Ocean
Centre, Montagu Foreshore, East Bay Street Nassau, New Providence, The Bahamas, the
postal address of which is P.O. Box SS-19084, Nassau, New Providence, Bahamas.

OBJECTS AND POWERS

4.	(1)	The objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in The Bahamas.

(2)
The Company shall have all such powers as are permitted by any law for the time being in force in The Bahamas, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the objects or purposes of the Company.

(3)
The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

(4)
Any mortgage or charge of the undertaking and property of the Company shall for the purposes of Section 80 of the Act be regarded as in the usual or regular course of the business carried on by the Company.

CURRENCY

5.           Shares in the Company shall be issued in the currency of the United States of America.

AUTHORISED CAPITAL

6.           The authorised capital of the Company is US$2,500,000.00.

CLASSES, NUMBER AND PAR VALUE OF SHARES

7.	The authorised capital is made up of one class of shares divided into 250,000,000 shares of US$0.01 par value with one vote for each share, except as provided in Clause 8 hereof.

SHARE RIGHTS AND LIMITATIONS

8.           The shares shall confer upon their holders the following rights and restrictions:

(a)
the right to receive notice of and attend and vote at any meeting of the shareholders of the Company with each share entitling the holder thereof to one (1) vote, except that each of Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (the "Named Shareholders") shall be entitled to seven (7) votes for each share held by it and that was initially acquired by a Named Shareholder or by Solimar Holdings Ltd. prior to the completion of the Company's initial public offering, which right shall be personal and nontransferable unless to another Named Shareholder; provided, however, that a Named Shareholder shall only be entitled to seven (7) votes for each share held by it so long as each is (A) a wholly owned subsidiary of SIPSA S.A. or (B) beneficially owned by a member of the Menendez Family Entities (as defined below), and shares held by Solimar Holdings Ltd. and subsequently acquired by a Named Shareholder directly from Solimar Holdings Ltd. or another Named Shareholder shall be entitled to seven votes as described in this Clause 8(a) as long as such shares are held by the Named Shareholder;

(b)	the right to such dividend as the directors shall declare for payment; and

(c)
in the event of any liquidation, dissolution or winding up of the Company, the net proceeds thereof will be distributed to all of the shareholders of the Company pro rata to their respective percentage ownership of such shares as of such liquidation, dissolution or winding up.

For the purposes of this Clause 8:

"Menendez Family Entities" shall mean any Person that is directly or indirectly Controlled or beneficially owned by any of Messrs. Felipe Menendez Ross, Ricardo Menendez Ross and Julio Menendez Ross, or any descendant of such individuals, or the descendants of Isabel Menendez; and

"Control" (including, with correlative meanings, the terms "controlled" and "under common control with"), as applied to any person or entity, means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of that person or entity whether through ownership of voting securities or by contract or otherwise.

9.
The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorised to issue shall be fixed by resolution of directors but the directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation between the shares of the Company unless the Memorandum of Association shall have been amended to create separate classes of shares and shares of each separate class and series shall have identical rights as to voting, dividends, redemption and distributions.

REGISTERED SHARES

10.           Shares may be issued only as registered shares.

LIABILITY OF SHAREHOLDERS

11.           The liability of shareholders is limited to the amount, if any, unpaid on the shares respectively held by them.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

12.	The Company may amend its Memorandum of Association and Articles of Association by a resolution of shareholders or by a resolution of the directors.

DEFINITIONS

13.	The meanings of words in this Memorandum of Association are as defined herein or otherwise in the Articles of Association of the Company.

The Third Amended and Restated Memorandum of Association was approved and adopted by by resolutions of the shareholders of the Company duly passed at a special meeting of the shareholders held on the__________ day of __________________, 2012.

Exhibit 2

(Form of Sixth Amended and Restated Articles of Association)

Exhibit 2
COMMONWEALTH OF THE BAHAMAS

THE INTERNATIONAL BUSINESS COMPANIES ACT 2000

SIXTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

TABLE OF CONTENTS

Article -	Description	Page
	Table of Contents
1 - 6	Definitions	2 – 3
7 - 10	Registered Shares	3 - 4
11 – 20	Shares, Authorised Capital and Capital	4 – 5
21	Tag-Along Rights	5
22 - 24	Lien on Shares	5 - 6
25 - 28	Transfer of Shares	6
29 - 33	Transmission of Shares	6 - 7
34 - 39	Reduction Or Increase in Authorised Capital	7
40 – 60	Meetings and Consents of Shareholders	7 - 10
61 - 70	Directors	10 - 12
71 - 75	Powers of Directors	12
76 - 84	Proceedings of Directors	12 - 13
85 - 86	Committees	13 - 14
87 - 90	Officers	14
91 - 92	Conflict of Interests	14 - 15
93 - 98	Indemnification	15 - 16
99	Seal	16
100 - 109	Dividends	17
110 - 115	Accounts	17 - 18
116 - 122	Auditors	18
123	Notices	19
124	Pension and Superannuation Funds	19
125 - 126	Arbitration	19
127 - 128	Voluntary Winding-Up and Dissolution	19
129	Continuation	20

DEFINITIONS

1.
In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning

Act	The International Business Companies Act 2000 including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
Articles	These Articles of Association as they may from time to time be amended.

capital
The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

(a)    the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and

(b)    the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

shareholder	A person who holds shares in the Company.

Memorandum	The Memorandum of Association of the Company as it may from time to time be amended

Named Shareholder	As defined in the Memorandum.

person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors
(a)    A resolution approved at a duly constituted meeting of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b)    a resolution consented to in writing by a simple majority of all directors;

except where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of shareholders
(a)    A resolution approved at a duly constituted meeting of the shareholders of the Company by the affirmative vote of:

(i)    a simple majority of the votes of the shareholders present and entitled to vote thereon and who voted and did not abstain; or

(ii)    a simple majority of the votes of the shareholders of each class or series of shares present and entitled to vote thereon as a class or series and who voted and did not abstain and of a simple majority of the votes of the remaining shareholders present and entitled to vote thereon and who voted and did not abstain; or

(b)    a resolution consented to in writing by

(i)    a simple majority of the votes of the shareholders entitled to vote thereon, or

(ii)    a simple majority of the votes of the shareholders entitled to vote thereon as a class and of a simple majority of the votes of the remaining shareholders entitled to vote thereon;

Seal	Any seal which has been duly adopted as the Common Seal of the Company.

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.

Share Register	As defined in the Act.

surplus
The excess, if any, at the time of the determination of the total assets of the Company over the sum of its total liabilities, as shown in its books of account, plus its issued and outstanding share capital.

treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2.
"Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, telefax, telegram, cable or other form of writing produced by electronic communication.

3.	Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4.	Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5.
The realisable value in relation to the assets of the Company shall mean such value as the directors may decide upon as the value of the assets, which value in the absence of fraud shall be conclusive unless a question of law is involved.

6.	A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7.
The Company may issue shares which may be held evidenced and transferred through its duly appointed registrar and transfer agent in uncertificated form, and where any share is held in uncertificated form the Company shall not issue and no person shall be entitled to receive a certificate in respect of such share at any time and for so long as the title to that share is evidenced otherwise than by a certificate and transfers may be made otherwise than by a written instrument pursuant to the provisions of the Securities Industry Act, 2011 (or any statutory re-enactment or replacement thereof or similar law authorizing the establishment of a securities exchange including regulations thereunder) and the regulations and any rules made by any securities exchange in which shares of the Company are traded. The directors shall have power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing and transfer of shares held in uncertificated form and may authorize that the provisions of the regulations or rules, as the case may be, in respect of share certificates, transfers of shares, registration of transfers, registration of shareholders, the Share Register, notifications to shareholders, notices to shareholders calling general meetings of the Company and rights of attendance and voting at such meetings shall apply to these Articles and the same shall accordingly be read and construed as if such regulations or rules, as the case may be, were respectively written herein.

8.
Shareholders holding certificates for issued shares may trade their shares publicly and upon electing to sell any or all such shares they must turn in their share certificate(s) to the Company or its duly authorized registrar and transfer agent whereupon the provisions of these Articles regarding uncertificated shares shall apply to such shares.

9.
Notwithstanding the foregoing provisions, the Company either by itself or through its duly appointed registrar and transfer agent shall maintain a Share Register of all of the shareholders of the Company from time to time and all other provisions of these Articles as applicable shall remain in full force with respect to the shareholders of the Company and its and their rights and obligations.

10.	If several persons are registered as holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORISED CAPITAL AND CAPITAL

11.
The unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

12.
Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

13.
Shares in the Company may be issued for such amount of consideration as the Company may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares with par value constitutes capital to the extent of the par value and the excess constitutes surplus.

14.
A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

15.	Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

16.
The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

17.
The Company may purchase, redeem or otherwise acquire and hold its own shares but no purchase, redemption or other acquisition shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account.

18.	A determination by the directors under the preceding Article is not required where shares are purchased, redeemed or otherwise acquired

(a)	pursuant to a right of a shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b)           in exchange for newly issued shares in the Company;

(c)           by virtue of the provisions of Section 81 of the Act; and

(d)           pursuant to an order of the court.

19.
Shares that the Company purchases, redeems or otherwise acquires pursuant to Article 17 may be cancelled or held as treasury shares unless the shares are purchased, redeemed or otherwise acquired out of capital pursuant to Section 34 of the Act in which case they shall be cancelled.

20.
Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, the shareholders of the Company shall not be entitled to vote in respect of such shares or to have dividends paid thereon and such shares shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

TAG-ALONG RIGHTS

21.
If a third party (other than a Named Shareholder) makes a bona fide written offer to one or more shareholders of the Company to purchase the shares of the Company beneficially owned by such shareholder(s) in a private transaction and, after giving effect to the sale, the third party would become the beneficial owner of shares in the Company with voting power equal to 50% or more of the total voting power of all shares of the Company entitled to vote in the election of directors, then such third party shall make a public offer to all of the shareholders of the Company to purchase 100% of the issued and outstanding shares of the Company at the same purchase price set forth in such written offer. Such third party shall be prohibited from purchasing any shares of the Company from the shareholder(s) who received that the bona fide written offer until the public offer period has closed. The public offer must remain open for a minimum of 20 business days.

LIEN ON SHARES

22.
The Company shall have a first and paramount lien on every share issued for a promissory note or for any other binding obligation to contribute money or property or any combination thereof to the Company, and the Company shall also have a first and paramount lien on every share standing registered in the name of a shareholder, whether singly or jointly with any other person or persons, for all the debts and liabilities of such shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such shareholder or his estate and any other person, whether a shareholder of the Company or not. The Company's lien on a share shall extend to all dividends payable thereon. The directors may at any time either generally, or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

23.
In the absence of express provisions regarding sale in the promissory note or other binding obligation to contribute money or property, the Company may sell, in such manner as it may by resolution of directors determine, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of twenty one days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

24.
The net proceeds of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the binding obligation in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the directors may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

TRANSFER OF SHARES

25.
Subject to the provisions of Article 26, shares in the Company shall be transferable by instrument in writing or electronically or in such other form as the directors may from time to time determine, and the transferor of a share shall be deemed to remain the holder thereof until the name of the transferee shall have been entered in the Share Register in respect thereof.

26.
Where applicable, the instrument of transfer of a share shall be signed by or on behalf of the transferor; the authority under which a person signs a transfer on behalf of the transferor shall be in such form as the directors may approve.

27.
Shares in the Company may also be transferred in accordance with the provisions of the Securities Industry Act, 2011 or any statutory re-enactment or replacement thereof or similar law authorizing the transfer of shares listed on a securities exchange.

28.	The directors may decline to register the transfer of a share on which the Company has a lien.

TRANSMISSION OF SHARES

29.
The executor or administrator of a deceased shareholder, the guardian of an incompetent shareholder or the trustee of a bankrupt shareholder shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a shareholder of the Company until they have proceeded as set forth in the next following 3 Articles.

30.
The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as personal representative of a deceased shareholder or of the appointment of a guardian of an incompetent shareholder or the trustee of a bankrupt shareholder shall be accepted by the Company, even if the deceased, incompetent or bankrupt shareholder is domiciled outside The Bahamas, if the document evidencing the grant of probate or letters of administration, confirmation as personal representative, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

31.
Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any shareholder may be registered as a shareholder upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a shareholder shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt shareholder and the directors shall treat it as such.

32.
Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

33.	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL

34.
The Company, by a resolution of its directors or its shareholders, may amend the Memorandum to increase or reduce its authorised capital and in connection therewith, the Company may, by a resolution of its directors or its shareholders, in respect of any unissued shares, increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

35.	The Company, by a resolution of its directors or its shareholders, may amend the Memorandum to

(a)	divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b)	combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series;

Provided, however, that where shares are divided or combined under (a) or (b) of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

36.	The capital may by a resolution of directors be increased by transferring an amount out of the surplus of the Company to capital.

37.	Subject to the provisions of the 2 next succeeding Articles the capital may by resolution of directors be reduced by:

(a)	returning to shareholders any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company,

(b)	cancelling any capital that is lost or not represented by assets having a realisable value or

(c)	transferring capital to surplus for the purpose of purchasing, redeeming or otherwise acquiring shares that the directors have resolved to purchase, redeem or otherwise acquire.

38.
No reduction of capital shall be effected that reduces the capital to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

39.
No reduction of capital shall be effected unless the directors determine that immediately after the reduction, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realisable value of the assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining issued and outstanding share capital.

MEETINGS AND CONSENTS OF SHAREHOLDERS

40.	Annual general meetings shall be held once in every calendar year at such time and at such place within or without The Bahamas, as may be determined by the directors.

41.
In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary. To be timely a shareholder's notice to the Secretary of the Company must be delivered to or mailed and received at the principal executive offices of the Company not less than one-hundred fifty (150) days nor more than one-hundred eighty (180) days prior to the anniversary of the date on which the Company first mailed proxy materials for the preceding year's annual general meeting.

42.
Upon receipt of the written request of shareholders holding fifty-one percent or more ofthe outstanding votes of the shares in the Company entitled to vote at a meeting of shareholders, the directors shall convene a meeting of shareholders.

43.
The directors shall give not less than 7 days' notice of meetings of shareholders to thosepersons whose names on the date of the notice is given appear as shareholders in the Share Register and are entitled to vote at the meeting.

44.	The directors may fix the date notice is given of a meeting of shareholders as the record date for determining those shares that are entitled to vote at the meeting.

45.	A meeting of shareholders may be held in contravention of the requirement to give notice if shareholders holding not less than 90 percent of;

(a)	the total number of votes represented by shares of the shareholders entitled to vote on all matters to be considered at the meeting, or

(b)	the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting; and for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on the part of such shareholder.

46.	The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, shall not invalidate the meeting.

47.
A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder including otherwise than on a poll and that proxy need not to be a shareholder. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing with the Secretary of the Company prior to the meeting, an instrument in writing revoking the proxy or another duly executed proxy bearing a later date.

48.	The instrument appointing a proxy shall be produced at the place appointed for themeeting before the time for holding the meeting at which the person named in such instrument intends to vote.

49.
An instrument appointing a proxy shall be in substantially the following form or suchother form as the Chairman of the meeting shall accept as properly evidencing the wishes of the shareholder appointing the proxy.

ULTRAPETROL (BAHAMAS) LIMITED (the "Company")
I/We                        being a shareholder of the Company
with                    shares HEREBY APPOINT                                 of                                  or  failing him
of
to be my/our proxy to vote for me/us at the meeting of shareholders to be held on the day of
and at any adjournment thereof.
               (Any restrictions on voting to be inserted here.)

Signed this                             day of

               ______________________________
Shareholder

50.	The following shall apply in respect of co-ownership of shares:

(a)	if 2 or more persons hold shares together each of them may be present in person or by proxy, at a meeting of shareholders and may speak as a shareholder;

(b)	if only one of them is present in person or by proxy he may vote on behalf of all of them, and

(c)	if 2 or more are present in person or by proxy they must vote as one.

51.
A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders representing not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by the proxy form or a copy thereof shall constitute a valid resolution of shareholders.

52.
If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy shareholders representing not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

53.
At every meeting of shareholders, the Chairman of the board of directors shall preside as chairman of the meeting. If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting, the shareholders present shall choose one of their number to be the chairman. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of votes for shares present in person or appointed under an instrument of proxy in prescribed form at the meeting shall preside as chairman failing which the oldest individual shareholder or representative of a shareholder present shall take the chair.

54.
The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

55.
At any meeting of the shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

56.
Any person other than an individual shall be regarded as one shareholder and subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any shareholder.

57.
Any person other than an individual which is a shareholder of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of shareholders of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual shareholder of the Company.

58.
The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a copy of such proxy or authority authenticated by the certificate of a Notary which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

59.	Directors of the Company may attend and speak at any meeting of shareholders of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

60.
An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders who shall not have had the opportunity of consenting or objecting to such resolution.

DIRECTORS

61.
The first directors of the Company shall be elected by the subscribers to the memorandum; and thereafter, the directors shall be elected by the shareholders or the directors for such term as as hereinafter provided or as the shareholders or the directors, as the case may be, may otherwise determine. The minimum number of directors shall be five and the maximum number shall be 7.

62.
Nominations of persons for election to the board of directors may be made at any annual general meeting of the Company or at any extraordinary general meeting of the Company called to that effect. Nominations may be made by or at the direction of the board of directors (or any duly authorized Committee thereof) in accordance with such procedures as may be determined by the board of directors from time to time.

63.
Nominations may be made by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice herein provided and on the record date for the determination of shareholders entitled to vote at such meeting and (ii) who complies with the notice procedures hereinafter set forth.

(a)	In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary.

(b)
To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (i) in the case of an annual general meeting not less than thirty (30) days nor more than sixty (60) days prior to the anniversary date of the immediately preceding annual general meeting, and (ii) in the case of an extraordinary general meeting not less than ten (10) days prior to the date of such extraordinary general meeting.

(c)
To be in proper written form, a shareholder's notice to the Secretary must set forth: (A) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the number of shares of the Company which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, of the United

States of America, as amended, and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers and (B) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the number of shares of the Company which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, of the United States of America and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

64.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures referred to or set forth herein. If the chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

65.
The term of office for each director shall commence from the date of his or her election and expire at the next scheduled annual general meeting. Each director shall serve his or her respective term of office until his or her successor shall have been elected and qualified, except in the event of the director's death, resignation or removal.

66.	The shareholders in annual general meeting shall elect directors to serve on the board of directors until the next annual general meeting of the Company or their earlier, removal or retirement.

67.
Any director or the entire board of directors of the Company may be removed at any time, by the affirmative vote of the holders of a majority of the votes of the shares issued and outstanding and entitled to vote generally in the election of directors cast at an annual general meeting of the shareholders or at an extraordinary general meeting called for that purpose. No proposal by a shareholder to remove a director shall be voted upon at a meeting of the shareholders unless such shareholder has given timely notice thereof in proper written form to the Secretary. To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting not less than thirty (30) days nor more than sixty (60) days prior to the anniversary date of the immediately preceding annual general meeting of the shareholders of the Company, and (b) in the case of an extraordinary general meeting no less than ten (10) days prior to the date of such extraordinary general meeting. To be in proper written form, a shareholder's notice must set forth: (a) evidence reasonably satisfactory to the Secretary, of such shareholder's status as such and of the number of shares beneficially owned by such shareholder, and (b) a list of the names and addresses of other shareholders of the Company, if any, with whom such shareholder is acting in concert, and the number of shares of the Company beneficially owned by each such shareholder. No shareholder proposal to remove a director shall be voted upon at an annual or extraordinary general meeting of the shareholders of the Company unless proposed in accordance with the procedures set forth herein If the chairman of the meeting determines, based on the facts, that a shareholder proposal to remove a director was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that a proposal to remove a director of the Company was not made in accordance with the procedures prescribed by these Articles, and such defective proposal shall be disregarded.

68.
The directors shall have power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director,, by a vote of not less than 70% of the directors then in office, although less than a quorum, but so that the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles. Any directors so chosen shall hold office until the next succeeding annual general meeting or the next extraordinary general meeting called to that effect, and their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

69.
A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

70.
The directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. A director is not required to be a shareholder of the Company in order to qualify as a director and may be an individual or a company.

POWERS OF DIRECTORS

71.
The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the shareholders of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of shareholders; but no requirement made by a resolution of shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

72.
The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company and the directors may remove any such person so appointed.

73.
Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent but the directors may revoke or vary such powers. No officer or agent has any power or authority with respect to matters requiring a resolution under this Article or under Articles 68 and 70.

74.
Any director which is a body corporate may appoint in writing any person its duly authorised representative for the purpose of representing it at meetings of the board of directors and the person so appointed shall be entitled to exercise the same powers on behalf of such body corporate as the body corporate could exercise if it were an individual director.

75.
The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of shareholders.

PROCEEDINGS OF DIRECTORS

76.	The directors may meet at least quarterly at such times and in such manner and places within or outside The Bahamas as the directors may determine to be necessary or desirable.

77.
A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other and recognise each other's voice and for this purpose participation shall constitute prima facie proof of recognition.

78.
A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, shall not invalidate the meeting.

79.
Subject to Article 91, a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one half of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2. Where any director is participating in a meeting in accordance with the provisions of Article 77 he shall be counted for the purpose of determining whether the meeting is duly constituted.

80.
If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the shareholders of the Company in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

81.
At every meeting of the directors the Chairman of the board of directors shall preside as chairman of the meeting. If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting the Deputy Chairman of the board of directors shall preside. If there is no Deputy Chairman of the board of directors or if the Deputy Chairman of the board of directors is not present at the meeting, the President of the Company if he is a Director will preside; otherwise the directors present shall choose some one of their number to be chairman of the meeting.

82.
An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing without the need for any notice and a resolution of directors consented to in writing as aforesaid may consist of several documents in like form (though they may differ by the means by which they are communicated). If any resolution of directors is adopted otherwise than by the unanimous written consent of all directors a copy of such resolution shall forthwith be sent to any director who shall not have had the opportunity of consenting or objecting to such resolution.

83.	The directors shall cause the following corporate records to be kept:

(a)	minutes of all meetings of directors, shareholders, committees of directors, committees of officers and committees of shareholders;

(b)	copies of all resolutions consented to by directors, shareholders, committees of directors, committees of officers and committees of shareholders; and

(c)	such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

84.	The Company shall keep at its registered office such books, statutory registers, and records as may be required by the Act.

COMMITTEES

85.	The directors may, by resolution of directors, designate one or more Committees, each consisting of one or more directors which shall advise the board of directors on specific matters.

86.
The board of directors may, by resolution or resolutions passed by a majority of the entire board of directors, designate from among its members a Committee known as the Audit Committee to consist of one or more of the directors of the Company and which will be responsible for review of the Company's accounting controls and for recommending to the board of directors the engagement of the Company's external auditors, all in accordance with applicable law and /or listing requirements.

OFFICERS

87.
The Company may by resolution of directors appoint officers of the Company at such time as shall be considered necessary or expedient. Such officers may consist of a Chairman of the board of directors, a Chief Executive Officer (who shall also serve as President) and one or more Vice Presidents, Secretaries and Chief Financial Officer and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

88.
The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of (a) the Chairman of the board of directors to preside at meetings of directors and shareholders, (b) the Chief Executive Officer to act in the absence of the Chairman, (c) the President to manage the day to day affairs of the Company, and to appoint and discharge employees and agents of the Company and fix their compensations, (d) each of the Vice President and the Chief Financial Officer is to act in order of seniority in the absence of the President but otherwise to perform such duties as may be delegated to him by the President, (e) the Secretaries to maintain the Share Register, minute books and records (other than financial records) of the Company, to appoint a registrar and transfer agent as necessary and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and (f) the Chief Financial Officer to be responsible for the financial affairs of the Company. In addition, each of the Chief Executive Officer, the Vice President and/or the Chief Financial Officer, acting solely, shall have the power to execute bonds, promissory notes, mortgages, cheques, drafts, bills of exchange and other negotiable instruments and other contracts, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed by any of them, as well as any other agreements and instruments of the Company.

89.	The emoluments of all officers shall be fixed by resolution of directors.

90.
The officers of the Company shall hold office until their successors are duly elected, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

CONFLICT OF INTERESTS

91.	Subject always to the Act, the Company shall not enter into:

(a)
any merger or consolidation involving the Company on the one hand and any Named Shareholder (as defined in the Memorandum) that is a shareholder of the Company, any affiliate of such Named Shareholder (as defined in the Memorandum) or any member of the Company's management or board of directors or their respective affiliates (each an "Interested Party") on the other hand;

(b)
any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

(c)
any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the shareholders, on the other hand; and

(d)	any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2,000,000.00;

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Article 91(c) above, for those shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested directors of the Company. Any fairness opinion pursuant to the preceeding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested directors and engaged on behalf of the Company and/or the shareholders. For the purposes of this Article, a quorum shall be a majority of the disinterested directors. To qualify as a disinterested director for purposes of this Article, a director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

92.	The provisions of the preceding Article shall not prohibit:

(a)
any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options, stock ownership and other employee benefit plans approved by the board of directors;

(b)	the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the board of directors;

(c)
loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company which are not otherwise prohibited under the Sarbanes-Oxley Act of 2002 of the United States of America, Section 13(k) of the Securities Exchange Act of 1934 of the United States of America, as amended, or other applicable law, but in any event not to exceed $500,000.00 in the aggregate outstanding at any one time, and

(d)	the payment of reasonable fees to directors of the Company who are not employees of the Company or its subsidiaries.

INDEMNIFICATION

93.	The Company:

(a)
shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or an officer of the Company or of any of its subsidiaries; and

(b)
may, upon determination by a majority of the board of directors, indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another Person, against expenses (including attorneys' fees), judgments, fines and amounts actually and reasonably incurred by such Person in connection with such action, suit or proceeding unless a court of competent jurisdiction determines, in a final non-appealable judgement, that he acted dishonestly or failed to act in good faith with a view to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act honestly and in good faith with a view to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

94.
To the extent that a Person who is or was a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding herein referred, or in defense of any claim, issue or matter therein, such Person shall be indemnified through the use of Company funds against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

95.
All reasonable or customary expenses (including attorneys' fees) incurred by any Person who may have a right of indemnification under this Article in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to this Article.

96.
The indemnification herein provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any provision of these Articles, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a Person.

97.	The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company.

98.
The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer, a Named Shareholder, an employee or agent or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer, employee or agent or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

99.
The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or an officer or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a stamp of the Seal and of the signature of any director, officer or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

100.
The Company may by a resolution of directors declare and pay dividends in money, shares, or other property. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.

101.	The directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of the Company.

102.
The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

103.
No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its issued and outstanding share capital.

104.
Notice of any dividend that may have been declared shall be given to each shareholder in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

105.
No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds directly or indirectly, shares having more than 50 percent of the vote in electing directors.

106.	A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

107.
In the case of a dividend of authorised but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

108.
In the case of a dividend of authorised but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors shall designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

109.
A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value shall not constitute a dividend of shares.

ACCOUNTS

110.	The Company shall keep proper books of account to reflect the financial position of the Company in relation to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of lands, goods and services by the Company;

(c)	the assets and liabilities of the Company.

111.           For the purposes of Article 110 accounts shall:

(a)           correctly explain all transactions;

(b)	enable the financial position of the Company to be determined with reasonable accuracy at any time;

(c)	allow financial statements to be prepared; and

(d)	include the underlying documentation, including invoices, contracts and receipts, necessary to facilitate sub-Articles (a), (b), and (c) of this Article.

112.	Accounting records maintained pursuant to Article 110 shall be kept by the Company for a minimum period of five (5) years from the date of the transaction to which such records relate.

113.
The directors shall if required by resolution of shareholders cause to be made out and shall serve on the shareholders or lay before a meeting of shareholders at some date not later than three months after the date of the said resolution a profit and loss account for the financial period stipulated in the said resolution and a balance sheet as at the date to which the profit and loss account is made up. The Company's profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

114.
A copy of such profit and loss account and balance sheet shall where it is not intended to be laid before a meeting of the shareholders be served on every shareholder in the manner prescribed herein for notices calling a meeting of shareholders.

115.
The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealised appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

AUDITORS

116.	The Company may by resolution of shareholders call for the accounts to be examined by auditors.

117.	The auditors shall be appointed by resolution of directors.

118.	The auditors may be shareholders of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

119.	The remuneration of the auditors of the Company may be fixed by resolution of directors.

120.
The auditors shall examine each profit and loss account and balance sheet required to be served on every shareholder of the Company or laid before a meeting of the shareholders of the Company and shall state in a written report whether or not

(a)
In their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period;

(b)	all the information and explanations required by the auditors have been obtained.

121.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of shareholders at which the accounts are laid before the Company or shall be served on the shareholders.

122.
Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

NOTICES

123.
Any notice, information or written statement to be given by the Company to shareholders shall be served by personal service or by mail addressed to each shareholder at the address shown in the Share Register or if the Share Register does not contain an address for the shareholder, then to the last known address for such shareholder.

PENSION AND SUPERANNUATION FUNDS

124.
The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is or has been at any time interested, and to the wives, widows, families and dependents of any such person, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. A director holding any such employment, or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension allowance or emolument.

ARBITRATION

125.
Whenever any difference arises between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any statutes affecting the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to 2 arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire. The seat of the arbitration shall be Nassau, The Bahamas, unless otherwise agreed between the parties. In the absence of any legal provision to the contrary, the arbitrators shall act in accordance with the Arbitration Act, 2009 and otherwise in accordance with Bahamian law.

126.
If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for 10 days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

127.
The Company may voluntarily commence to wind up and dissolve by a resolution of shareholders but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of directors.

128.
If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of a resolution of shareholders, divide among the shareholders in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

CONTINUATION

129.
The Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside The Bahamas in the manner provided under those laws.

The Sixth Amended and Restated Articles of Association were approved and adopted by resolutions of the shareholders of the Company duly passed at a special meeting of the shareholders held on the________________ day of ____________________, 2012.

COMMONWEALTH OF THE BAHAMAS

New Providence

Company under the International Business

Companies Act 2000

THIRD AMENDED AND RESTATED

MEMORANDUM

AND

SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ULTRAPETROL (BAHAMAS) LIMITED

Incorporated the Twenty-third day of December, 1997

Prepared by:

H & J Corporate Services Ltd.
Ocean Centre
Montagu Foreshore
East Bay Street
Nassau, New Providence
Bahamas

Exhibit 2

ULTRAPETROL (BAHAMAS) LIMITED
Registered Office: c/o H & J Corporate Services Ltd.
P.O. Box SS-19084
Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas

Business Address: c/o Ravenscroft Ship Management Inc.,
3251 Ponce de Leon Boulevard,
Coral Gables,
Florida 33134-7201,
United States of America

PROXY FORM
PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR A SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON MONDAY, 2 JULY, 2012

The undersigned ____________________________________________________________________________________ (please print) of _________________________________________________ (please print) being a shareholder of ULTRAPETROL (BAHAMAS) LIMITED (“the Company”), hereby appoints Zarina M. Fitzgerald, Barrister-at-Law, or failing her, Nadia J. Taylor, Attorney-at-Law, or instead of either of them, ________________________________ or _____________________ as proxy of the undersigned to attend and vote at a Special Meeting of Shareholders (“the meeting”) of the Company to be held on Monday, 2 July, 2012 and at any adjournment thereof. Notice of the meeting and the Proxy Statement have been received by the undersigned, and on behalf of the undersigned to vote as specifically directed below.

(1)           To vote for, vote against or withhold from voting on the Resolution set forth in the Proxy Statement authorizing an amendment to Clause 6 of the Second Amended and Restated Memorandum of Association which is intended to increase the authorised share capital from US$1,000,000.00 consisting of one hundred million (100,000,000) shares of common stock with a par value of US$0.01 per share to US$2,500,000.00 consisting of two hundred and fifty million (250,000,000) shares of common stock with a par value of US$0.01 per share.

Approval of increase in authorised share capital	VOTE FOR ☐	VOTE AGAINST ☐	WITHHOLD FROM VOTING ☐

(2)           To vote for, vote against or withhold from voting on the Resolution authorizing the adoption by the Company of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association, drafts of which are annexed to the Proxy Statement as Exhibits 1 and 2 respectively. Drafts of the proposed resolutions are set out below for your ease of reference.

Approval of adoption of Amended and Restated Memorandum and Articles of Association	VOTE FOR ☐	VOTE AGAINST ☐	WITHHOLD FROM VOTING ☐

The undersigned revokes any prior proxies to vote the shares covered by this proxy.

This proxy is solicited on behalf of the Board of Directors of the Company and will be voted as directed in the spaces provided above or, if no direction is given it will be voted in the affirmative for each of the above proposals.

Dated this ______ day of ___, 2012

________________ Corporate Seal	(Signature of Shareholder)

(Signature of Joint Shareholder(s))
Notes:

The persons named in this proxy are Attorneys of the law firm of Higgs & Johnson, Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, Bahamas, Bahamian Counsel for the Company. Each shareholder submitting the proxy shall have the right to appoint a person or company to represent him/her at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired representative in the blank space provided and strike out the other names or may submit another appropriate proxy.

In order for this form of proxy or other appropriate forms of proxy to be valid, it must be signed and should be dated by the shareholder or the shareholder’s attorney. The signature should be exactly the same as the name in which the shares are registered. The proxy must be sent by mail or hand delivered to the offices of H&J Corporate Services Limited no later than 24 hours before the appointed time of the meeting. If this form of proxy is received undated but otherwise properly executed, it will for all purposes be deemed to be dated 2 July, 2012.